Exhibit 6.8

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this “Employment Agreement”), dated May 6, 2019, between 20/20 GENESYSTEMS, INC., a Delaware corporation (the “Company”), and JONATHAN M. COHEN, an individual with his principal residence at 10405 Broadfield Court, Potomac, MD 20854 (the “Executive”).

RECITALS

The Company wishes to secure the services of the Executive as Chief Executive Officer and President the Company (with such other duties and/or offices in the Company or its affiliates as may be assigned by the Company or its Board of Directors and as agreed to by Executive) upon the terms and conditions hereinafter set forth, and the Executive wishes to render such services to the Company upon the terms and conditions hereinafter set forth.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Employment by the Company. The Company agrees to employ the Executive in the position of Chief Executive Officer and President of the Company and have such duties and responsibilities as are reasonably assigned, delegated and determined as are customarily assigned to individuals serving in such positions and such other duties consistent with Executive’s title (with such other duties and/or offices in the Company and its affiliates as may be assigned from time to time by the Company or its Board of Directors and as agreed to by Executive) and the Executive accepts such employment and agrees to perform such duties. The Executive agrees to devote his full customary business time and energies to the business of the Company and/or its affiliates and to perform his duties hereunder on an exclusive basis.

2. Term of Employment. The term of this Employment Agreement shall be for the initial period commencing retroactively as of January 1, 2019 and ending on December 31, 2019 (unless the Executive is earlier terminated as provided in Section 4 hereof) (the “Term”), and the terms and conditions herein and the obligations hereunder shall be effective as of January 1, 2019. The Term of this Employment Agreement shall automatically renew for additional one (1) year periods after the expiration of the initial Term and each renewal period unless either party gives written notice to the other at least sixty (60) days prior to the expiration of the initial term or any renewal period (the “Expiration Notice”).

3. Compensation. As full compensation for all services to be rendered by the Executive to the Company and/or its affiliates in all capacities during the Term, the Executive shall receive the following compensation and benefits:

(a) Salary. An annual base salary (the “Base Salary”) of $250,000.

(b) Participation in Employee Benefit Plans; Other Benefits. The Executive shall be permitted during the Term, if and to the extent eligible, to participate in all employee benefit plans, policies and practices now or hereafter maintained by or on behalf of the Company commensurate with the Executive’s position with the Company. Nothing in this Employment Agreement shall preclude the Company from terminating or amending any such plans or coverage so as to eliminate, reduce or otherwise change any benefit payable thereunder, so long as such change similarly affects all Company employees. Notwithstanding anything herein to the contrary, Executive shall receive health, medical, dental and visions insurance equal to or greater than that which Executive received with the Company immediately prior to entering into this Employment Agreement. In addition, the Company, at its expense, shall continue to pay the premiums on the life insurance policy and the disability policy, in each case that is in effect prior to entering into this Agreement on Executive’s life, and on which Executive or his estate is the beneficiary.

(c) Expenses. The Company shall pay or reimburse the Executive for all reasonable and necessary expenses actually incurred or paid by the Executive during the Term in the performance of the Executive’s duties under this Employment Agreement, upon submission and approval of expense statements, vouchers or other supporting information in accordance with the then customary practices of the Company.

(d) Vacation. The Executive shall be entitled to three (3) weeks of paid vacation during the Term.

(e) Withholding of Taxes. The Company may withhold from any benefits payable under this Employment Agreement all federal, state, city and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

(f) Bonus. In addition to the Base Salary, the Executive shall be entitled to a cash bonus during 2019 of up to 30% of the Base Salary (the “Maximum Bonus Amount”) based on the criteria set forth in Exhibit A to this Employment Agreement, which bonus shall be paid by the Company within sixty (60) days of the expiration of the calendar year. In the event that neither party provides the other with the Expiration Notice in accordance with Section 2 hereof, the Compensation Committee shall approve, prior to the commencement of the renewal period, the criteria for Executive’s cash bonus for such renewal period.

(g) Options. As soon as practicable following execution of this Employment Agreement (but no later than September 30, 2019), the Board of Directors of the Company will approve the grant to Executive of, and the Company will grant to Executive, a customary number of stock options, whether incentive stock options or nonqualified stock options, as agreed upon the Company and Executive, with a strike price equal to the then fair market value of a share of Common Stock and with a customary vesting schedule (with vesting commencing as of February 28, 2019), expiration date, and other terms.

4. Termination.

(a) Termination upon Death. If the Executive dies during the Term, this Employment Agreement shall terminate as of the date of his death except in Section 5(b) hereof.

(b) Termination upon Disability. If during the Term the Executive becomes physically or mentally disabled, whether totally or partially, so that the Executive is unable to perform his essential job functions hereunder for a period aggregating 180 days, and if a physician reasonably acceptable to both the Company and the Executive determines that, by reason of such physical or mental disability, the Executive shall be unable to perform the essential job functions required of him hereunder for the Term, the Company may, by written notice to the Executive, terminate this Employment Agreement, in which event the Term shall terminate 10 days after the date upon which the Company shall have given notice to the Executive of its intention to terminate this Employment Agreement because of the disability.

(c) Termination for Cause. The Company may at any time by written notice to the Executive terminate this Employment Agreement immediately and, except as provided in Section 5(b) hereof, the Executive shall have no right to receive any compensation or benefit hereunder on and after the date of such notice, in the event that an event of “Cause” occurs. For purposes of this Employment Agreement “Cause” shall mean:

(i) any willful breach by the Executive of any material term of this Employment Agreement, if the Executive fails to reasonably cure such breach within 30 days after the receipt of written notice from the Board of Directors of such breach, which notice shall state in reasonable detail the facts and circumstances claimed to be a failure or willful breach and of the intent of the Company to terminate the Executive’s employment upon the failure of the Executive to reasonably cure such failure or breach; or

(ii) Executive has committed an intentional felonious act of fraud, misappropriation, embezzlement, or theft or an intentional breach of fiduciary duty involving personal profit; or

(iii) the Executive is indicted for any criminal offense constituting a felony or a crime involving moral turpitude (except that Executive shall continue to be entitled to all compensation until a conviction of such offense); or

(iv) the Executive intentionally breaches the provisions of Section 6 of this Employment Agreement.

For purposes of this Employment Agreement, an act, or a failure to act, shall not be deemed willful or intentional, as those terms are used herein, unless it is done, or admitted to be done, by Executive in bad faith or without a reasonable belief that Executive’s action or omission was in the interest of the Company.

(d) Termination without Cause. The Company may terminate this Employment Agreement at any time, without Cause, upon sixty (60) days’ written notice by the Company to the Executive and, except as provided in Section 5(a) hereof, the Executive shall have no right to receive any compensation or benefit hereunder after such termination.

(e) Termination by Executive. The Executive may terminate this Employment Agreement at any time, without Cause, upon sixty (60) days’ written notice by the Executive to the Company and, except as provided in Section 5(f) hereof, the Executive shall have no right to receive any compensation or benefit hereunder after such termination.

5. Severance Payments.

(a) Severance Payments Upon Termination without Cause. If, during the Term, the Company terminates this Employment Agreement pursuant to Section 4(d) hereof, all compensation payable to the Executive under Section 3 hereof shall cease as of the date of termination specified in the Company’s notice (the “Termination Date”), and the Company shall pay to the Executive, subject to Section 6 hereof, the following sums: (i) the Base Salary on the Termination Date for twelve (12) months (the applicable period being referred to as the “Severance Period”), payable in equal installments in accordance with the Company’s normal payroll procedures beginning with the Termination Date; (ii) benefits under group health and life insurance plans in which the Executive participated prior to termination through the Severance Period; (iii) all previously earned, accrued, and unpaid benefits from the Company and its employee benefit plans, including any such benefits under the Company’s pension, disability, and life insurance plans, policies, and programs; and (iv) bonus, if any, at the discretion of the Compensation Committee. If, prior to the date on which the Company’s obligations under clause (i) of this Section 5(a) cease, the Executive violates Section 6 hereof, then the Company shall have no obligation to make any of the payments that remain payable by the Company under clauses (i), (ii) and (iv) of this Section 5(a) on or after the date of such violation. The payment of severance as required by this Section 5(a) may be conditioned by the Company on the delivery by the Executive of a release of any and all claims that the Executive may have against the Company which release shall be substantially similar in form and substance as attached hereto as Exhibit B to this Agreement.

(b) Severance Payments Upon Termination for Cause. If this Employment Agreement is terminated by the Company pursuant to Section 4(c) hereof, the Executive (or his estate or representative as applicable) shall receive only the amounts specified in clause (iii) of Section 5(a) hereof.

(c) Severance Payments Upon Termination for Death or Disability. If this Employment Agreement is terminated pursuant to Section 4(a) or 4(b) hereof, the Executive (or his estate or representative as applicable) shall receive only the amounts specified in clauses (iii) and (iv) of Section 5(a) hereof.

(d) Severance Payments Upon a Change of Control. In the event that this Employment Agreement is terminated by the Company within one year following a “Change of Control,” the Executive shall receive, in addition to the amount of any accrued and unpaid salary then due to Executive, the amounts specified in clauses (i), (ii), (iii) and (iv) of Section 5(a) hereof. As used in this Employment Agreement, “Change of Control” shall mean the sale of all or substantially all the assets of the Company; any merger, consolidation or acquisition of the Company with, by or into another corporation, entity or person; or any change in the ownership of more than fifty percent (50%) of the voting capital stock of the Company in one or more related transactions, provided, however, that any current stockholder of the Company on the date hereof acquiring more than 50% of the voting capital stock of the Company shall not constitute a Change of Control for purposes of this Employment Agreement.

(e) Severance Payments Upon Expiration and Non-Renewal of Term. In the event that the Term expires and is not renewed by the Company pursuant to Section 2 hereof, the Executive shall receive the amounts specified in clauses (i), (ii), (iii) and (iv) of Section 5(a) hereof, provided however, that this Section 5(e) shall not apply if the Company and the Executive enter into a new employment agreement.

(f) Termination by Executive. If this Agreement is terminated by the Executive pursuant to Section 4(e) hereof, the Executive shall receive only the amounts specified in clauses (iii) and (iv) of Section 5(a) hereof.

6. Certain Covenants of the Executive.

(a) Covenants Against Competition. The Executive acknowledges that: (i) Executive is one of the limited number of persons who will assist with developing the Company’s business, which consists of the development and use of biomarker testing for detection of cancer (the “Company’s Business”); (ii) Executive’s work for the Company will bring Executive into close contact with many confidential affairs not readily available to the public; and (iii) the covenants contained in this Section 6 will not involve a substantial hardship upon Executive’s future livelihood. In order to induce the Company to enter into this Employment Agreement, the Executive covenants and agrees that:

(i) Non-Compete. During the Term and for twelve months thereafter (the “Restricted Period”), the Executive shall not, directly or indirectly, (i) in any manner whatsoever engage in any capacity with any business then competitive with the Company’s Business for the Executive’s own benefit or for the benefit of any person or entity other than the Company or affiliate of the Company; or (ii) have any interest as owner, sole proprietor, shareholder, partner, lender, director, officer, manager, employee, consultant, agent or otherwise in any business then competitive with the Company’s Business; provided, however, that the Executive may hold, directly or indirectly, solely as an investment, not more than two percent (2%) of the outstanding securities of any person or entity which are listed on any national securities exchange or regularly traded in the over-the-counter market notwithstanding the fact that such person or entity is engaged in a business competitive with the Company’s Business. In addition, during the Restricted Period, the Executive shall not develop any property for use in the Company’s Business on behalf of any person or entity other than the Company, its subsidiaries and affiliates.

(ii) Confidential Information. During the Restricted Period, the Executive shall not, directly or indirectly, disclose to any person or entity who is not authorized by the Company or any subsidiary or affiliate to receive such information, or use or appropriate for his own benefit or for the benefit of any person or entity other than the Company or any subsidiary or affiliate, any documents or other papers relating to the Company’s Business or the customers of the Company or any subsidiary or affiliate, including, without limitation, files, business relationships and accounts, pricing policies, customer lists, computer software and hardware, or any other materials relating to the Company’s Business or the customers of the Company or any affiliate of the Company or any trade secrets or confidential information, including, without limitation, any business or operational methods, drawings, sketches, designs or product concepts, know-how, marketing plans or strategies, product development techniques or plans, business acquisition plans, financial or other performance data, personnel and other policies of the Company or any affiliate of the Company, whether generated by the Executive or by any other person, except as required in the course of performing Executive’s duties hereunder or with the express written consent of the Company; provided, however, that the confidential information shall not include any information readily ascertainable from public or published information, or trade sources or independent third parties (other than as a direct or indirect result of unauthorized disclosure by the Executive).

(iii) Employees of and Consultants to the Company. During the Restricted Period, the Executive shall not, directly or indirectly (other than in furtherance of the business of the Company), initiate communications with, solicit, persuade, entice, induce or encourage any individual who is then or who has been within the preceding 12-month period, an employee of or consultant to the Company or any of its affiliates to terminate employment with, or a consulting relationship with, the Company or such affiliate, as the case may be, or to become employed by or enter into a contract or other agreement with any other person, and the Executive shall not approach any such employee or consultant for any such purpose or authorize or knowingly approve the taking of any such actions by any other person.

(iv) Solicitation of Customers. During the Restricted Period, the Executive shall not, directly or indirectly, initiate communications with, solicit, persuade, entice, induce, encourage (or assist in connection with any of the foregoing) any person who is then or has been within the preceding 12-month period a customer or account of the Company or its affiliates, or any person who is then or has been within the preceding 12-month period a customer lead as evidenced in the written records of the Company and its affiliates and whose identity the Executive learned during the course of his employment with the Company, to terminate or to adversely alter its contractual or other relationship with the Company or its affiliates.

(b) Rights and Remedies Upon Breach. If the Executive breaches any of the provisions of Section 6(a) hereof (collectively, the “Restrictive Covenants”), the Company and its affiliates shall, in addition to the rights set forth in Section 6(a) hereof, have the right and remedy to seek from any court of competent jurisdiction specific performance of the Restrictive Covenants or injunctive relief against any act which would violate any of the Restrictive Covenants, it being acknowledged and agreed that any such breach may cause irreparable injury to the Company and its affiliates and that money damages will not provide an adequate remedy to the Company and its affiliates.

(c) Severability of Covenants. If any of the Restrictive Covenants, or any part thereof, is held by a court of competent jurisdiction or any foreign, federal, state, county or local government or other governmental, regulatory or administrative agency or authority to be invalid, void, unenforceable or against public policy for any reason, the remainder of the Restrictive Covenants shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and such court, government, agency or authority shall be empowered to substitute, to the extent enforceable, provisions similar thereto or other provisions so as to provide to the Company and its affiliates, to the fullest extent permitted by applicable law, the benefits intended by such provisions.

(d) Enforceability in Jurisdictions. The parties intend to and hereby confer jurisdiction to enforce the Restrictive Covenants upon the courts of any jurisdiction within the geographical scope of such Covenants and only in such jurisdiction where the Executive’s alleged violation of the Restrictive Covenants occurred. If the courts of any one or more of such jurisdictions hold the Restrictive Covenants wholly invalid or unenforceable by reason of the breadth of such scope or otherwise, it is the intention of the parties that such determination not bar or in any way affect the Company’s right to the relief provided above in the courts of any other jurisdiction within the geographical scope of such Restrictive Covenants, as to breaches of such Restrictive Covenants in such other respective jurisdictions, such Restrictive Covenants as they relate to each jurisdiction being, for this purpose, severable into diverse and independent covenants.

7. Other Provisions.

(a) Notices. Any notice or other communication required or which may be given hereunder shall be in writing and shall be delivered personally, telecopied, telegraphed or telexed, or sent by certified, registered or express mail, postage prepaid, to the parties at the addresses specified on the signature page hereto, or at such other addresses as shall be specified by the parties by like notice, and shall be deemed given so long as such provides a receipt of delivery, when so delivered personally, telecopied, telegraphed or telexed, or mailed.

(b) Entire Agreement. This Employment Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior contracts and other agreements, written or oral, with respect thereto.

(c) Waivers and Amendments. This Employment Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

(d) Governing Law. This Employment Agreement shall be governed by, and construed in accordance with and subject to, the laws of the State of Delaware applicable to agreements made and to be performed entirely within such state.

(e) Binding Effect; Benefit. This Employment Agreement shall inure to the benefit of and be binding upon the parties hereto and any successors and assigns permitted or required by Section 7(f) hereof. Nothing in this Employment Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or such successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Employment Agreement.

(f) Assignment. This Employment Agreement, and the Executive’s rights and obligations hereunder, may not be assigned by the Executive. The Company may assign this Employment Agreement and its rights, together with its obligations, hereunder in connection with any sale, transfer or other disposition of all or substantially all of its assets or business, whether by merger, consolidation or otherwise.

(g) Counterparts. This Employment Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(h) Headings. The headings in this Employment Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Employment Agreement.

IN WITNESS WHEREOF, the parties have executed this Employment Agreement as of the date first above written.

COMPANY:

20/20 GeneSystems, Inc.

By:	/s/ Jonathan M. Cohen
Name: Jonathan M. Cohen
Title: Chief Executive Officer

	Address:	9430 Key West Ave.
Rockville, MD 20850

EXECUTIVE:

/s/ Jonathan M. Cohen
Name: Jonathan M. Cohen

Address:	10405 Broadfield Court
Potomac, MD 20854

Exhibit A

To

Employment Agreement

Executive Bonus Criteria for 2019

(Section 3(f))

(i) Six percent (6%) of annual revenues for the fiscal year ended December 31, 2019 determined in accordance with generally accepted accounting principles (“GAAP”) that are derived from sales of the Company’s cancer diagnostic products, plus an additional $10,000 if such revenues exceed $250,000 during the fourth quarter of the 2019 fiscal year;

(ii) A discretionary bonus, as determined and approved by the Company’s Compensation Committee, for the Executive’s role in the Company’s capital raising and investor relations efforts.

(iii) Additional discretionary bonuses which, together with the bonus amounts described in paragraphs (i) and (ii) above, do not exceed the Maximum Bonus Amount, and as determined and approved from time to time by the Company’s Compensation Committee, taking into consideration the following factors: (A) the Company’s ability to successfully apply for and obtain patents, (B) revenues derived from the Company’s BioCheck product, (C) the Company’s ability to enter into commercial contracts and license agreements upon terms beneficial to the Company, (D) articles and discussions about the Company and its products in scientific publications, (E) technical developments and improvements, (F) data acquisition to improve AI used in the Company’s OneTest product, and (G) the Company’s ability to successfully conduct future capital raises at a step-up in valuation.

Exhibit B

To

Employment Agreement

Form of Release

(Section 5(a))

EXHIBIT B

FORM OF RELEASE

GENERAL RELEASE OF EMPLOYMENT CLAIMS

Pursuant to this General Release of Employment Claims (the “Release Agreement”), each of JONATHAN M. COHEN, an individual residing at 10405 Broadfield Court, Potomac, MD 20854 (“Cohen”), and 20/20 GENESYSTEMS, INC., a Delaware corporation (the “Company”), agree that:

1. Neither the negotiation, undertaking or signing of this Release Agreement constitutes or operates as an acknowledgement or admission by the Company that either the Company, any parent company, subsidiaries, affiliates, divisions, and its and their successors, assigns, present or former directors, officers, agents, fiduciaries or employees or any person acting on behalf of the Company (individually and collectively the “Released Parties”) have violated or failed to comply with any provision of federal or state constitutions, statutes, laws or regulations, or municipal ordinances or regulations, including but not limited to, Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. Sec. 2000e et seq., the Civil Rights Act of 1966, 42 U.S.C. Sec. 1981, the Equal Pay Act of 1963, 29 U.S.C. Sec. 206(d), the Age Discrimination in Employment Act of 1967, 29 U.S.C. Sec. 621 et seq., the Americans with Disabilities Act, 42 U.S.C. Sec. 12101 et seq., the Employee Retirement Income Security Act, 29 U.S.C. Sec. 1001 et seq. or with any and all principles of common law, whether in contract or tort.

2. Jonathan M. Cohen (“Executive”), for himself and his family, heirs, executors, administrators, legal representatives and their respective successors and assigns, in exchange for and in consideration of the severance benefits described in Paragraph 5 of the Employment Agreement made and entered into on May 6, 2019, by and between the Company and Executive, to which this release is attached as Exhibit B (the “Employment Agreement”), and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by Executive and the Company, hereby releases and forever discharges, the Company, its subsidiaries, affiliated companies, successors and assigns, and its current or former directors, officers or shareholders in such capacities (collectively with the Company, the “Released Parties”), from any and all claims, actions, causes of action, suits, controversies, demands or liabilities whatsoever, for or by reason of any matter, cause or thing whatsoever, whether known or unknown, arising out of (a) any claim of discrimination, (b) any claim of backpay, compensatory or punitive damages, (c) any claim specifically arising directly or indirectly out of any employment agreement Executive may have with the Company or Executive’s employment relationship with the Company, (d) any claim arising from any rights or claims in law or equity for wrongful discharge, discriminatory treatment under any local, state or federal law or regulation, (e) any claim under Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. Sec. 2000e et seq., the Civil Rights Act of 1966, 42 U.S.C. Sec. 1981, the Equal Pay Act of 1963, 29 U.S.C. Sec. 206(d), the Age Discrimination in Employment Act of 1967, 29 U.S.C. Sec. 621 et seq., the Americans with Disabilities Act, 42 U.S.C. Sec.12101 et seq., the Employee Retirement Income Security Act, 29 U.S.C. Sec. 1001et seq., the Family and Medical Leave Acts (the Connecticut Family and Medical Leave Act, Sec. 31-51kk, et seq. and the federal Family and Medical Leave Act, 29 U.S.C. 2601, et seq.), (f) any claim of statutory or common law right to attorney’s fees recoverable in any action associated with the foregoing laws or regulations, (g) any claim of personal injury, breach of contract, defamation, mental anguish, injury to health and/or personal reputation, and (h) any other claim arising out of Executive’s employment with, or termination of his employment from, the Company. The release of claims herein shall extend to claims of any nature whatsoever, including claims that are known or unknown, suspected or unsuspected, contingent or certain. Notwithstanding anything else to the contrary in this Release Agreement, the release of claims herein shall not extend to any claims, actions, causes of action, suits, controversies, demands or liabilities whatsoever, for or by reason of any matter, cause or thing whatsoever, whether known or unknown, arising out of Executive’s ownership of capital stock in the Company or options to acquire capital stock in the Company (“Equity Ownership”), provided that such Equity Ownership was acquired, granted and vested prior to the termination of Executive’s employment.

3. As further consideration for the promises contained in paragraph 5 of the Employment Agreement, Executive agrees that by this Release Agreement he does for himself and anyone claiming for or through him waive, release, promise and agree not to bring or pursue any judicial, quasi-judicial or administrative action against the Released Parties for any reason whatsoever arising out of his employment and separation therefrom up to and including the date of this Release Agreement.

4. Executive agrees to withdraw and obtain dismissal, with prejudice, of any and all charges filed, if any there be, with any state or federal court and any state, federal, or other governmental or administrative agency, which relate in any way to his employment with, or separation from the Company.

5. Executive accepts the benefits set forth in Paragraph 5 of the Employment Agreement as full and final satisfaction for any past, present or future claim to or for reinstatement, back pay or any compensatory relief available under federal or state constitutions, statutes, laws or regulations, municipal ordinances or regulations, or common law, up to and including the date of this Release Agreement.

6. Each party agrees not to make public or to disclosure to anyone in any manner the terms of this Release Agreement. Executive shall not knowingly disparage the Company, its affiliates or their directors, officers, employees or agents. Neither the Company, its affiliates, nor their directors, officers, employees or agents shall knowingly disparage Executive.

7. Executive acknowledges and agrees:

a.	that he has, by virtue of this paragraph, been advised to consult with an attorney of his choosing, that he has been given the opportunity to do so prior to executing this Release Agreement, and that he understands all of its terms and executes it voluntarily and with full knowledge of its significance and the consequences thereof;

b.	that he has read this Agreement, that he understands all of the terms of this Agreement, and that he enters into this Agreement freely and voluntarily;

c.	that the release set forth in this Release Agreement is intended to include in its effect and does include, without limitation, all claims which he does not know or suspect to exist in his favor at the time of the execution of this Release Agreement, and that the terms agreed upon contemplate and extinguish any and all such claims;

d.	that the Company has informed him that he has up to twenty-one (21) days to sign this Release Agreement and he may knowingly and voluntarily waive that twenty-one (21) day period by signing this Release Agreement earlier. Executive also understands that he shall have seven (7) days following the date on which he signs this Release Agreement within which to revoke it by providing a written notice of his revocation to the Company.

8. This Release Agreement will be governed by and construed and enforced in accordance with the internal laws of the laws of Delaware, without giving effect to any choice of law principles.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Release Agreement as of the date set forth below.

As of ________
Jonathan M. Cohen

20/20 GENESYSTEMS, INC.

As of ________	By:
Name:
Title: